UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

Yatra Online, Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G98338109

(CUSIP Number)

David N. Smith, Managing Director

MAK Capital One L.L.C.

590 Madison Avenue
31st Floor

New York, NY 10022

(212) 486-3211

With a copy to:

Howard M. Berkower

McCarter & English, LLP

825 Eighth Avenue

New York, NY 10019

(212) 609-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98338109	SCHEDULE 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS MAK Capital One L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,115,879 Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,115,879 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,115,879 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (See Item 5)**
14	TYPE OF REPORTING PERSON IA

* * The calculation is based upon 62,585,836 Ordinary Shares (on an as converted basis) as reported by the Issuer on its Earnings Release dated June 3, 2022 filed as Exhibit 99.1 to its Form 6K/A filed with the Securities and Exchange Commission on June 3, 2022.

CUSIP No. G98338109	SCHEDULE 13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS Michael A. Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,115,879 Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,115,879 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,115,879 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% *
14	TYPE OF REPORTING PERSON IN

* The calculation is based upon 62,585,836 Ordinary Shares (on an as converted basis) as reported by the Issuer on its Earnings Release dated June 3, 2022 filed as Exhibit 99.1 to its Form 6K/A filed with the Securities and Exchange Commission on June 3, 2022.

CUSIP No. G98338109	SCHEDULE 13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS MAK Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,115,879 Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,115,879 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,115,879 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% *
14	TYPE OF REPORTING PERSON PN

* The calculation is based upon 62,585,836 Ordinary Shares (on an as converted basis) as reported by the Issuer on its Earnings Release dated June 3, 2022 filed as Exhibit 99.1 to its Form 6K/A filed with the Securities and Exchange Commission on June 3, 2022.

CUSIP No. G98338109	SCHEDULE 13D	Page 5 of 6

Item 1.	Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the Ordinary Shares, par value US$0.0001 per share (the “Ordinary Shares”), of Yatra Online, Inc., a company formed in The Cayman Islands (the “Issuer”). The principal executive offices of the Issuer are located at Gulf Adiba, Plot 272, 4th Floor, Udyog Viha, Phase-II, Sector 20, Gurugram-122008, Haryana, India.

Item 2.	Identity and Background.
(a)	This Schedule 13D is filed by:
i.	MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”);
ii.	Michael A. Kaufman, a United States citizen (“Mr. Kaufman”);and
iii.	MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)                 The principal business address of each Reporting Person is (i) 590 Madison Avenue, Suite 2401, New York, NY 10022 for MAK Capital and Mr. Kaufman and (ii) c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda for MAK Fund.

(c)                 The principal business of the Reporting Person is (i) a registered investment adviser, for MAK Capital, (ii) the managing member of MAK Capital, for Mr. Kaufman, and (iii) a pooled investment fund for MAK Fund.

(d)                 During the last five years, no Reporting Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Ordinary Shares reported herein at an aggregate cost of $22,195,594. The funds used to purchase the Ordinary Shares were obtained from the general working capital of MAK Fund which may at any given time include funds borrowed in the ordinary course in its margin account.

Item 4.	Purpose of Transaction.

The securities referred to in this Schedule 13D were originally acquired by the Reporting Persons for investment purposes only. As such, the Reporting Persons had been previously reporting its holdings on Schedule 13G. However, the Issuer filed a Notice of Annual General Meeting and Proxy Statement (“Proxy Statement”) filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 30, 2022, for the first stockholders meeting in about three years. After reviewing the Proxy Statement, the Reporting Persons have determined to engage directly with the Issuer particularly with respect to its corporate governance, board structure and composition and stockholder engagement process, and may be viewed as seeking to influence control of the Issuer and thereby no longer “passive investors.” The Reporting Persons may take such actions as it deems appropriate, including, without limitation, engaging in communications with the Board and other stockholders of the Issuer and, except as noted in previous sentences, have any plan or proposal that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons frequently monitor their investments and, therefore, reserve the right, in accordance with and subject to applicable law, to acquire or dispose of Ordinary Shares depending upon market conditions or change their intention with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)                 The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, each of the Reporting Persons may be deemed to beneficially own and share voting and dispositive power in respect of 12,115,879 Ordinary Shares representing 19.4%.

This calculation is based upon 62,585,836 Ordinary Shares (on an as converted basis) as reported by the Issuer on its Earnings Release dated June 3, 2022 filed as Exhibit 99.1 to its Form 6K/A filed with the Securities and Exchange Commission on June 3, 2022.

(b)                 A list of the transactions in the Issuer’s Ordinary Shares that were effected by the Reporting Persons during the past sixty days is attached hereto as Schedule A and is incorporated herein by reference.

(c)                 To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the A Ordinary Shares beneficially owned by the Reporting Persons identified in this Item 5.

CUSIP No. G98338109	SCHEDULE 13D	Page 6 of 6

(d)                 Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreement among the Reporting Persons related to the joint filing of this Schedule 13D that is attached as Exhibit 99.1 hereto and incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between any Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.

99.1.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2022

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

SCHEDULE A

TRANSACTIONS DURING THE PAST 60 DAYS

The following transactions in the Ordinary Shares (unless otherwise specified) were effected by MAK Capital Fund LP during the past sixty (60) days:

Date in 2022	Shares Acquired	Price per Share (excl. of commissions)
6/3	7,914	1.8701
6/6	26,003	1.9439
6/7	32,257	1.9571
6/8	23,053	1.9599
6/9	50,000	1.9538
6/10	29,968	1.9631
6/13	8,839	1.9399
6/14	34,107	1.9439
6/15	32,374	1.9340
6/16	52,626	1.9474
6/17	65,033	1.9571
6/21	5,000	1.9593
6/22	62,786	1.9994
6/23	68,600	2.0002
6/24	15,062	2.1220
6/27	33,646	2.1813
6/28	54,463	2.1965
6/29	15,484	2.2006
6/30	63,751	2.2437

The above transactions were effected on the open market.

INDEX TO EXHIBITS

99.1.	Joint Filing Agreement